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COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2012	2011	2012	2011

Earnings:
Pre-tax income (loss)(a):	$2,524	$(4,283)	$7,165	$(3,814)
Add – Fixed charges	1,220	1,139	3,499	3,614

Adjusted Pre-tax income (loss)	3,744	(3,144)	10,664	(200)

Fixed charges:
Interest expense	$902	$893	$2,701	$2,839
Portion of rent expense representing interest	33	40	99	118
Interest credited to policy and contract holders	285	206	699	657

Total fixed charges	$1,220	$1,139	$3,499	$3,614

Total fixed charges, excluding interest credited to policy and contract holders	$935	$933	$2,800	$2,957

Ratio of earnings to fixed charges	3.07	n/a	3.05	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):	4.00	n/a	3.81	n/a

(a)     From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest. These amounts have been revised to reflect the retrospective adoption of the deferred acquisition cost accounting standard on January 1, 2012.

(b)     The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates are greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

190

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  Exhibit 12